Exhibit 12.1

MILLIPORE CORPORATION

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Historical						Pro forma
	Fiscal year ended December 31,					Three months ended April 1, 2006	Fiscal year ended December 31, 2005	Three months ended April 1, 2006
	2001	2002	2003	2004	2005
Earnings
Income before income taxes, excluding minority interest	$76,500	$103,592	$112,174	$130,479	$137,533	$44,643	$44,460	$24,391

Add:
Fixed charges (see calculation below)	28,936	23,482	22,733	16,280	14,154	6,359	60,469	17,802
Amortization of capitalized interest	907	913	852	885	1,043	298	1,043	298
Dividends from equity investees	284	311	253	648	544	0	544	0

Less:
Interest capitalized	1,529	1,793	2,219	2,782	3,861	1,172	3,990	1,172
Equity investment income included in income before income taxes	22	478	337	2,206	1,912	68	1,912	68

TOTAL EARNINGS	$105,076	$126,027	$133,456	$143,304	$147,501	$50,060	$100,614	$41,251

Fixed Charges:
Interest expense	$25,336	$18,981	$16,505	$9,447	$6,711	$4,193	$51,397	$15,261
Interest capitalized	1,529	1,793	2,219	2,782	3,861	1,172	3,990	1,172
Appropriate portion (1/3) of rentals	2,071	2,708	4,009	4,051	3,582	994	5,082	1,369

TOTAL FIXED CHARGES	$28,936	$23,482	$22,733	$16,280	$14,154	$6,359	$60,469	$17,802

RATIO OF EARNINGS TO FIXED CHARGES	3.6	5.4	5.9	8.8	10.4	7.9	1.7	2.3